Exhibit 99.1

ISS CANADA SUPPORTS ACQUISITION OF GEAC

BY GOLDEN GATE CAPITAL

MARKHAM, ONTARIO and WALTHAM, MA, January 9, 2006 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced that Institutional Shareholder Services (ISS) Canada, Canada’s leading independent proxy advisory firm, published a comprehensive report in support of the proposed acquisition of Geac by Golden Gate Capital.

ISS is widely recognized as the leading independent proxy voting and corporate governance advisory firm in both Canada and the United States.  Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout North America.

Charles S. Jones, President and Chief Executive Officer of Geac, said, “We are very pleased that based on a thorough review, the broadly recognized and respected authority, ISS Canada, recommends its clients vote in favor of the transaction.  Their acknowledgment of both our exhaustive strategic alternatives review and the integrity of the sale process underscores their support.  With a healthy premium of 26.6 percent to the pre-announcement price of the stock (21.8 percent on 30-day volume weighted average price), we believe that this acquisition represents the best outcome for our shareholders, our customers and our employees.”

Geac’s Board of Directors has unanimously determined that the Arrangement is fair to and in the best interest of Geac shareholders.  Accordingly, the Board has approved the transaction and recommends that Geac Shareholders vote in favor of the acquisition at a Special Meeting of Shareholders, which will be held on Thursday, January 19, 2006, at 10:00 a.m. (EST) at the Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario.

Shareholders can vote by phone, internet or mail, and instructions can be found in the Management Information Circular dated December 9, 2005 sent to shareholders and available on the Geac website at www.geac.com.  If shareholders have questions about voting, they can contact Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.  Proxies must be received no later than 10:00 a.m. (EST) on January 17, 2006.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

*   *   *

For more information, please contact:

Alys Scott

Vice President

Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com